EXHIBIT 1
                                                                       ---------

FOR IMMEDIATE RELEASE                                          21 September 2004


                              WPP GROUP PLC ("WPP")

             J Walter Thompson acquires 30% stake in Newsun in China


WPP announces that its wholly-owned operating company, J Walter Thompson Company, has agreed to acquire 30% of the issued share capital of Guangzhou Newsun Insight Advertising Company Limited ("Newsun"), a leading advertising and marketing communications company in the People's Republic of China.

Founded in 2002 and based in Guangzhou, with an office in Xian, Newsun employs 115 people and had revenues of CNY 16.1 million (US$1.95 million) for the year ended 31 December 2003 and net assets as at the same date of CNY 9.37m (US$1.1 million). Clients include TCL computers, Li Bai detergent, Zhong Yi pharmaceutical, Star Music DVDs, Guandong Telecom and several real estate concerns such as Hensen Property, Xian High Tech Property and Nan Ao Property.

This acquisition reinforces WPP's comprehensive communications services offer and continues WPP's strategy of developing its networks in important markets and sectors.

For further information, please contact:

Feona McEwan, WPP       44-20 7408 2204
www.wpp.com


                                      -4-